WORLDWIDE BIOTECH AND PHARMACEUTICAL COMPANY
4 Fenghui South Road, Jie Zuo Mansion, 15th Floor, A10-11501
Xi’an, Shaanxi, P.R. China 710075

August 8, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D. C. 20549-7010

ATTN:       Tanisha Meadows
Staff Accountant

Re:              Worldwide Biotech and Pharmaceutical Company
Item 4.01 Form 8-K
Filed June 27, 2008
File No. 001-06914

Ladies and Gentlemen:

Thank you for your comment letter dated June 30, 2008 (the “Comment Letter”), with respect to the above-captioned Item 4.01 Form 8-K. We have filed our revised Form 8-K/A of Worldwide Biotech and Pharmaceutical Company, a Delaware corporation (the “Company”), which incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below.

For your information, we have filed our revised Form 8-K/A on the EDGAR system, and have also provided clean and marked copies to the Staff by overnight courier.

Item 4.01 Form 8-K filed June 27, 2008

Comment No.

1.	We note that Li & Company only reported on your financial statements for the most recent fiscal year. Please disclose that fact in paragraph (b). See Item 304(a)(1)(ii) of Regulation S-K.

Response 1: We have made the requested disclosure in paragraph (b) of our Form 8-K/A.

2.
Please revise your disclosure in paragraph (2) to state the period during which you had no consultation with your new independent accountant. This period should include the most recent two fiscal years and the subsequent interim period preceding the engagement of Parker Randall CF (H.K.) CPA Limited on June 13, 2008. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

Response 2: We have revised our disclosure in paragraph (2) to state the period during which we had no consultation with our new independent accountant.

3.	The audit firm Parker Randall CF (H.K.) CPA Limited is not recognized by the staff of the SEC.

Response 3: We have dismissed the audit firm of Parker Randall CF (H.K.) CPA Limited and retained the firm of Kempisty & Company, Certified Public Accountants, P.C., 15 Maiden Lane – Suite 1003, New York, NY  10038.  Tel:  (212) 406-7272.  They are registered with the PCAOB and recognized by the staff of the SEC.

4.	Please file an updated letter from your former accountant, addressing your revised disclosure as an exhibit to the amended filing.

Response 4: We have filed an updated letter from Li & Company, PC addressing our revised disclosure as an exhibit to the Form 8-K/A.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Wenxia Guo
Wenxia Guo
President and Chief Executive Officer

cc:  Harold H. Martin, Esq.
Enclosures